Anpath Group, Inc.

116 Morlake Drive, Suite 201

Mooresville, North Carolina 28117

April 16, 2007

VIA EDGAR

United States Securities

& Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Pamela A. Long

Re:

Anpath Group, Inc. (formerly Telecomm Sales Network, Inc.)

Registration Statement on Form SB-2/A Amendment 2

SEC File No. 333-137479

Dear Ms. Long,

This is in reply to your letter of comment dated January 12, 2006, regarding the Registration Statement on Form SB-2 identified above.  On January 10, 2006, Telecomm Sales Network, Inc. filed a certificate of amendment to its certificate of incorporation and changed the name of the company to Anpath Group, Inc.  The Registration Statement has been amended to reflect the company’s new name and to update, as necessary, information provided in Amendment No. 1.  Copies of Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amendment”) marked to show the changes from Amendment No. 1 are being forwarded via overnight courier to you and to Al Pavot, Brigette Lippman and Lesli Sheppard of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your comment letter and the page references are the same as set forth in your Letter of Comment.  The page references in our responses refer to the page number of the Amendment.  We do not repeat your comments but will try to respond to your expressed concerns.

Prospectus Summary, page 1

Comment No. 1.  The Company has amended the prospectus to reconcile the number of shares it is registering in the fee table, the summary, the selling shareholder and recent sales of unregistered securities sections.  In addition, the shares issuable upon the exercise of warrants have been reconciled to the descriptions in the summary and selling stockholder sections.  Please see the fee table and pages 1, 2, 33 and II-2 of the Amendment.

Comment No. 2.  The Company has amended the Prospectus Summary to explain in greater detail the claim process and the timing under the merger agreement whereby the Company is seeking a return of the 6,400,000 shares of common stock held in escrow.  Please see pages 2 and 23 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 37

Comment No. 3.  The Company has amended this section of the prospectus to add MV Nanotech to the table under the heading “Other Stockholders” and has included in a related footnote the restrictive provisions of the warrant held by MV Nanotech.  Please see page 31 of the Amendment.

United States Securities

& Exchange Commission

April 16, 2007

Selling Stockholders, page 39

Comment No. 4.  The Company has amended this section to identify with a (^) symbol selling stockholders that either broker dealers or persons associated with a broker dealer that participated in the January 2006 private placement.  The Company has further amended this section to identify with a (§) symbol selling stockholders that are broker dealers or persons associated with broker dealers.  In addition, the Company has amended the footnotes to the Selling Stockholder table to provide additional disclosure regarding the selling stockholders.  Please see pages 34-46 of the Amendment.

Description of Securities, page 55

Comment No. 5.  The Company has amended the second paragraph of this section by deleting the reference to information outside of the prospectus.  Please see page 48 of the Amendment.

Exhibits, page II-3

Comment No. 6. The Company has amended the footnote reference for Exhibit 10.4 so that it refers to the Form 8-K filed on January 12, 2006.  Please see page II-6 of the Amendment and the Exhibit Table.

The Company has also further amended the exhibits table to incorporate by reference the amendment to the Company’s certificate of incorporation.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum PLLC, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Anpath Group, Inc.

By: /s/ J. Lloyd Breedlove

J. Lloyd Breedlove

Chairman of the Board of Directors

cc (via Federal Express, w/encl.):

Al Pavot

Brigette Lippman

Lesli Sheppard